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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                SCHEDULE 14D-1*
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                            SENIOR INCOME FUND L.P.
                            (NAME OF SUBJECT ISSUER)

                                  LAVRA, INC.
                           ARV ASSISTED LIVING, INC.
                                   (BIDDERS)

        UNITS REPRESENTING ASSIGNMENTS OF LIMITED PARTNERSHIP INTERESTS
                         (TITLE OF CLASS OF SECURITIES)

                                   820930105
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                            ------------------------

                                GARY L. DAVIDSON
                             CHAIRMAN OF THE BOARD
                           ARV ASSISTED LIVING, INC.
                            245 FISCHER AVENUE, D-1
                          COSTA MESA, CALIFORNIA 92626
                                 (714) 751-7400
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                      COMMUNICATIONS ON BEHALF OF BIDDERS)
                            ------------------------

                                    COPY TO:
                            PETER J. TENNYSON, ESQ.
                             STEPHEN D. COOKE, ESQ.
                            VINCENT D. LOWDER, ESQ.
                     PAUL, HASTINGS, JANOFSKY & WALKER LLP
                               SEVENTEENTH FLOOR
                             695 TOWN CENTER DRIVE
                       COSTA MESA, CALIFORNIA 92626-1924
                                 (714) 668-6200
                            ------------------------

                           CALCULATION OF FILING FEE

TRANSACTION VALUATION*: $25,979,042                 AMOUNT OF FILING FEE: $5,196

---------------
* For purposes of calculating the filing fee only. This amount assumes the purchase of 4,403,227.50 units representing assignments of limited partnership interests (the "Units") of the subject partnership for $5.90 per Unit in cash. The amount of the filing fee, calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidders.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:    Not Applicable     Filing Party:  Not Applicable
Form or Registration No.:  Not Applicable     Date Filed:    Not Applicable

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* Also constitutes an amendment to the Statement on Schedule 13D of LAVRA, Inc.
  and ARV Assisted Living, Inc.

                       Index to Exhibits Located at Page 7

                                     14D-1

CUSIP No. 820930105

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   1.    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         ARV Assisted Living, Inc.
         33-0160968
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   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                     (a) [ ]
                                                                                     (b) [ ]
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   3.    SEC USE ONLY
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   4.    SOURCES OF FUNDS

         WC, BK
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   5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR
         2(f)                                                                            [ ]
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   6.    CITIZENSHIP OR PLACE OF ORGANIZATION

         California
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   7.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         424,272.50 Units, which number includes 416,322.50 Units held by LAVRA, Inc.
         LAVRA, Inc. has a contract to purchase an additional 1,000 Units.
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   8.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
         CERTAIN SHARES                                                                  [ ]
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   9.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

         Approximately 8.8%. (Based on 4,827,500 Units reported as outstanding as of
         September 30, 1996)
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  10.    TYPE OF REPORTING PERSON

         CO
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

                                     14D-1

CUSIP No. 820930105

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   1.    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         LAVRA, Inc.
         33-0650949
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   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a) [ ]
         (b) [ ]
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   3.    SEC USE ONLY
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   4.    SOURCES OF FUNDS
         AF
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   5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR
         2(f)                                                        [ ]
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   6.    CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
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   7.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         416,322.50 Units. Reporting person has a contract to purchase an additional 1,000
         Units.
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   8.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
         CERTAIN SHARES                                                                   [ ]
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   9.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
         Approximately 8.6% (Based on 4,827,500 Units reported as outstanding as of September
         30, 1996)
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  10.    TYPE OF REPORTING PERSON
         CO
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

     This Tender Offer Statement on Schedule 14D-1 (this "Statement") relates to an offer by LAVRA, Inc., a Delaware corporation (the "Purchaser") and wholly-owned subsidiary of ARV Assisted Living, Inc., a California corporation ("ARV"), to purchase any and all of the units representing assignments of limited partnership interests (the "Units") of Senior Income Fund L.P., a Delaware limited partnership (the "Partnership") at $5.90 per Unit, net to the seller in cash, less the amount of Distributions (as defined in the Offer to Purchase) per Unit, if any, made, announced or paid by the Partnership from the date of the Offer (defined below) to the date on which the Purchaser purchases the tendered Units pursuant to the Offer, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 23, 1996, as it may be supplemented or amended from time to time (the "Offer to Purchase") and the related Letter of Transmittal, as it may be supplemented or amended from time to time (the "Letter of Transmittal," which, together with the Offer to Purchase, constitutes the "Offer"), copies of which are filed as Exhibits 99.2 and 99.3 hereto, respectively. Capitalized terms used but not defined herein have the meaning given to them in the Offer to Purchase. This Statement also constitutes an amendment of the Statement on Schedule 13D of the Purchaser and ARV filed on December 17, 1996.

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is Senior Income Fund L.P., a Delaware limited partnership (the "Partnership"). The address of the Partnership's principal executive offices is 3 World Financial Center, 29th Floor, New York, New York 10285.

     (b) The class of equity securities to which this Statement relates is the Units. Reference is hereby made to the information set forth on the cover page and in the "Introduction" of the Offer to Purchase, which is incorporated herein by reference.

     (c) Reference is hereby made to the information set forth in "Determination of Purchase Price -- Trading History of the Units" of the Offer to Purchase, which is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)-(d) Reference is hereby made to the information set forth in the "Introduction," "Certain Information Concerning the Purchaser and ARV" and
Schedule I ("Directors and Executive Officers of the Purchaser and ARV") of the Offer to Purchase, which is incorporated herein by reference.

     (e)-(f) During the last five years, neither the Purchaser nor ARV nor, to the best of their knowledge, any of the persons listed in Schedule I ("Directors and Executive Officers of the Purchaser and ARV") of the Offer to Purchase has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding any such person was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

     (g) Reference is hereby made to the information set forth in Schedule I ("Directors and Executive Officers of the Purchaser and ARV") of the Offer to Purchase, which is incorporated herein by reference.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a) None.

     (b) Reference is hereby made to the information set forth in "Background of the Offer" of the Offer to Purchase, which is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(b) Reference is hereby made to the information set forth in "Certain Information Concerning the Purchaser and ARV -- Source of Funds" of the Offer to Purchase, which is incorporated herein by reference.

     (c) By letter to the Commission dated December 23, 1996, the Purchaser and ARV have requested that the name of its lending banks and its prospective lending banks that may directly or indirectly provide funds for purposes of the Offer remain confidential.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSAL OF THE BIDDER.

     (a)-(g) Reference is hereby made to the information set forth in the "Introduction -- Purpose of the Offer," "Future Plans of the Purchaser and ARV" and "Effects of the Offer" of the Offer to Purchase, which is incorporated hereby by reference. Except as set forth in the Offer to Purchase, neither the Purchaser nor ARV has any present plans or proposals which would relate to, or would result in, any transaction, change or other occurrence with respect to the Partnership or the Units as is listed in paragraphs (a) through (g) of Item 5 of
Schedule 14D-1.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a)-(b) Reference is hereby made to the information set forth in the "Introduction" and "Background of the Offer" of the Offer to Purchase, which is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     Reference is hereby made to the information set forth in "Background of the Offer -- Acquisition of Units" of the Offer to Purchase, which is incorporated herein by reference. The incorporation by reference herein of the above referenced information does not constitute an admission that such information is material to a decision by a holder of the Units as to whether to sell, tender or hold Units being bought in the Offer.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     Reference is hereby made to the information set forth in the "Introduction" and "Certain Legal Matters -- Fees and Expenses" of the Offer to Purchase, which is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     Not applicable. Certain information regarding the ability of the Purchaser to finance the Offer is set forth in "Certain Information Concerning the Purchaser and ARV -- Source of Funds" of the Offer to Purchaser and is incorporated herein by reference. The incorporation by reference herein of the above referenced information does not constitute an admission that such information is material to a decision by a holder of the Units as to whether to sell, tender or hold Units being bought in the Offer.

ITEM 10.  ADDITIONAL INFORMATION.

     (a) Not applicable.

     (b)-(d) Reference is hereby made to the information set forth in "Certain Legal Matters" of the Offer to Purchase, which is incorporated herein by reference.

     (e) To the best knowledge of the Purchaser and ARV, no such proceedings are pending or have been instituted.

     (f) Reference is hereby made to the entire text of the Offer to Purchase and the related Letter of Transmittal, which are incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     99.1 Summary Advertisement, dated December 23, 1996.

     99.2 Offer to Purchase, dated December 23, 1996.

     99.3 Letter of Transmittal.

     99.4 Text of Press Release, dated December 23, 1996.

     99.5 Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     99.6 Letter to Unitholders, dated December 23, 1996.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 23, 1996

                                          LAVRA, INC.

                                          By: /s/ GARY L. DAVIDSON
                                            ------------------------------------
                                            Gary L. Davidson
                                            President and Chairman
                                            of the Board



                                          ARV ASSISTED LIVING, INC.

                                          By: /s/ GARY L. DAVIDSON
                                            ------------------------------------
                                            Gary L. Davidson
                                            President and Chairman
                                            of the Board

                                 EXHIBIT INDEX

EXHIBIT NO.                                          DESCRIPTION
-----------         ------------------------------------------------------------------------------
    99.1        --  Form of Summary Advertisement, dated December 23, 1996
    99.2        --  Offer to Purchase, dated December 23, 1996
    99.3        --  Letter of Transmittal
    99.4        --  Text of Press Release, dated December 23, 1996
    99.5        --  Guidelines for Certification of Taxpayer Identification Number on Substitute
                    Form W-9
    99.6        --  Letter to Unitholders, dated December 23, 1996